UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OneConnect Financial Technology Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

68248T105**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing three ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 68248T105

1. Names of Reporting Persons. SBI StellarS Investment Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
	4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	59,333,322[1]
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	59,333,322
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	59,333,322
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
	11. Percent of Class Represented by Amount in Row (9)	5.1%[2]
	12. Type of Reporting Person	CO

1  The number of ordinary shares beneficially owned by SBI StellarS Investment Limited represents (i) 27,333,334 ordinary shares in the form of ADSs held by SBI Stellars Fintech Fund I LP, and (ii) 31,999,988 ordinary shares in the form of ADSs held by SBI Stellars Fintech Fund III LP. SBI StellarS Investment Limited is the general partner of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP, respectively. The registered business address of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

2  Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by the total of 1,169,980,611 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 68248T105

1. Names of Reporting Persons. StellarS Capital Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
	4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	53,399,990[3]
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	53,399,990
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	53,399,990
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
	11. Percent of Class Represented by Amount in Row (9)	4.6%[4]
	12. Type of Reporting Person	CO

3  The number of ordinary shares beneficially owned by StellarS Capital Limited is calculated based on StellarS Capital Limited’s 90% shareholding of SBI StellarS Investment Limited, which beneficially owns 59,333,322 ordinary shares of the Issuer.

4  Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by the total of 1,169,980,611 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

Schedule 13G/A

CUSIP 68248T105

ITEM 1.

(a)   Name of Issuer: OneConnect Financial Technology Co., Ltd.

(b)   Address of Issuer’s Principal Executive Offices: 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

SBI StellarS Investment Limited

StellarS Capital Limited

(b) Address of Principal Business Office, or if None, Residence:

SBI StellarS Investment Limited: Level 1901 Cheung Kong Center, 2 Queen’s Rd, Central, Hong Kong

StellarS Capital Limited: Level 1901 Cheung Kong Center, 2 Queen’s Rd, Central, Hong Kong

(c)  Citizenship:

SBI StellarS Investment Limited: Cayman Islands

StellarS Capital Limited: Cayman Islands

(d) Title of Class of Securities: Ordinary shares, par value $0.00001 per share, of the Issuer

(e)  CUSIP Number: 68248T105

CUSIP number 68248T105 has been assigned to the ADSs of the Issuer. Each ADS represents three ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)                   ☐         Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)                   ☐         Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                    ☐         Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)                   ☐         Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).

(e)                    ☐         An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)                     ☐         An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)                    ☐         A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)                   ☐         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                       ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                      ☐         Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not Applicable

ITEM 4. OWNERSHIP.

(a)         Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)         Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)         Number of shares as to which the person has:

(i)                   Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)                Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)             Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)            Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

SBI StellarS Investment Limited:  Not applicable.

StellarS Capital Limited:  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

SBI StellarS Investment Limited

	By:	/s/ Zhang Mao
Name: Zhang Mao
Title: Director

StellarS Capital Limited

	By:	/s/ Zhang Mao
Name: Zhang Mao
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement